UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2008                      File No.    001-33649

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

Notice of Change of Auditor

2.

Letter from Former Auditor

3.

Letter from Successor Auditor

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: March 18, 2008	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.
(the “Company”)

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from Davidson & Co., Chartered Accountants, 1200 - 609 Granville Street, Vancouver, B.C. V7Y 1 G6 to Cinnamon Jang Willougby, Chartered Accountants, Metrotown II, 900 - 4720 Kingway, Burnaby, B.C. V5H 4N2 effective the 18th day of February, 2008.

The Company’s former auditor has resigned and the appointment of the successor auditor has been approved by the Company’s audit committee.

There were no reservations in the former auditor’s reports for the audits of the Company’s two most recent completed fiscal years, nor for any period subsequent to April 9, 2007, the most recently completed period for which an audit report was issued by the former auditor, to February 18, 2008.

There are no reportable events between the Company and the former auditor.

The reporting package, comprising this Notice and letters of the former and new auditors has been reviewed by the Company’s Audit Committee and Board of directors prior to submission of same to the Regulatory Authorities.

PACIFIC BOOKER MINERALS INC.

Per:

“John Plourde”

Authorized Signatory

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

March 11, 2008

**British Columbia Securities Commission**
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

**Re: Pacific Booker Minerals Inc. (the "Company")**
**Notice Pursuant to NI 51 – 102 of Change of Auditor**

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated February 18, 2008 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

Davidson + Company LLP

**DAVIDSON & COMPANY LLP**
Chartered Accountants

**cc: TSX Venture Exchange**

NEXIA INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

HLB **Cinnamon Jang Willoughby & Company**

**Chartered Accountants**

*A Partnership of Incorporated Professionals*

March 5, 2008

Alberta Securities Commission
$4^{th}$ Floor – 300 – $5^{th}$ Avenue S.W.
Calgary, Alberta T2P 3C4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V6C 1L6

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, Ontario M5H 3S8

TSX Venture Exchange
P.O. Box 450
3rd Floor, 130 King Street West
Toronto, Ontario M5X 1J2

Dear Sirs:

Re: Pacific Broker Minerals Inc. (the "Company")
National Instrument 51-102 – Continuous Disclosure Obligations
Change of Auditor of a Reporting Issuer

We have reviewed the Notice of Change of Auditor prepared by the Company dated February 18, 2008. In reference to the Notice of Change of Auditor, we wish to advise the relevant securities commissions that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, that we agree with the comments in the first three paragraphs. We have no basis to agree or disagree with the fourth and fifth paragraphs.

Yours truly,

*"Cinnamon Jang Willoughby & Company"*

Chartered Accountants

MetroTower II - Suite 900 - 4720 Kingsway, Burnaby, BC Canada V5H 4N2. Telephone: +1 604 435 4317. Fax. +1 604 435 4319.
HLB Cinnamon Jang Willoughby & Company is a member of [redacted] International. A world-wide organization of accounting firms and business advisors.